Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX/NYSE AMERICAN: SVM

SILVERCORP TO HIGHLIGHT INNOVATIVE WATER TREATMENT INITIATIVES IN UPCOMING ANNUAL SUSTAINABILITY REPORT

VANCOUVER, British Columbia – September 30, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report on innovative water treatment initiatives undertaken at the Company’s mines. Silvercorp strives to create “Green Mines” and pursue sustainable development initiatives throughout the mining lifecycle by integrating efficient technology and innovative systems into mine planning and ESG management practices, including in the area of water usage, a key topic for the mining industry. Silvercorp recycles and integrates treated water from its mines for use in its processing plants, dust suppression, landscaping, agriculture, and irrigation, to meet its goal of reducing freshwater consumption.

Upgraded Water Treatment Plant – SGX Mine at the Ying Mining District

Prior to the SGX Water Treatment Plant upgrade, wastewater from the SGX and HPG mines was treated with a series of precipitation ponds and manual clean up. The treated water was then transported via a 16.5 km long pipeline to the Company’s central processing mill to be used in ore processing.

In November 2020, Silvercorp worked with Henan University of Science and Technology (HAUST) to implement an innovative technology to treat water from underground mines, with an investment of approximately US$0.5 million. The water treatment plant was completed in May 2021 - please see Figure 1 below. The new plant is operated through an automated control system, including a reagent mixing tank, thickening tank, precipitated materials dewatering device, and other more efficient facilities (see Figures 2 & 3) for solid waste material collection and handling. The water after treatment surpasses the standard limits as required by the Chinese national environmental law on prevention and control of water pollution, protecting surface water quality and human health, and maintaining a sound ecosystem under the Environmental Quality Standards for Surface Water (GB3838-2002).

The treated water pumped though the 16.5 km pipeline is not only used for ore processing in the mill, it can now also be used for irrigation via a newly constructed pipeline system for local farmers. The dewatered solid wastes are shipped to the mill to recover useful metals, further showing Silvercorp’s firm commitment to sustainable development practices and the reduction of waste generation.

Figure 1. SGX Water Treatment Plant

Figure 2. Mixing Tank with Reagent Addition

Figure 3. Thickening Tank for Precipitation

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.